

November 12, 2009

Mr. Randal Hardy
Chief Executive Officer
Timberline Resources Corporation
101 East Lakeside Avenue
Coeur d'Alene, ID 83814

> **Re:** **Timberline Resources Corporation**
> **Registration Statement on Form S-3**
> **Filed October 22, 2009**
> **File No. 333-162631**

Dear Mr. Hardy:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you generally file current reports on Form 8-K in connection with significant corporate developments. However, it appears that you did not file a current report on Form 8-K with respect to your October 2009 announcement regarding your updated calculation of the estimated gold mineralization at the Butte Highlands gold project. Please advise us whether you have changed your approach to announcing significant corporate events. In addition, please tell us when you completed such updated calculation.

Registration Statement on Form S-3

Documents Incorporated by Reference, page 13

2.   Please revise your filing to specifically incorporate by reference all reports filed
        pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your last
        fiscal year. See Item 12 of Form S-3. For example, and without limitation, it
        appears that Amendment No. 1 to your Annual Report on Form 10-KSB for the
        fiscal year ended September 30, 2008 should be specifically incorporated by
        reference into your registration statement.

Signatures, page II-4

3.   Please certify immediately before the signature line, if true, that you have
        reasonable grounds to believe that you meet all of the requirements for filing this
        registration statement on Form S-3. See the "Signatures" section of Form S-3.

Exhibit 5.1

4.   Each time that you do a takedown of any of these securities, you must file a
        "clean" opinion of counsel as an exhibit for any securities you are taking down.
        Please confirm that you will file the appropriate clean opinions.

5.   We note that your registration statement relates to shares of common stock up to
        an aggregate initial public offering price of $30 million. However, the legal
        opinion filed as Exhibit 5.1 references a $25 million aggregate initial offering
        price. Please obtain and file a revised opinion of counsel that reflects the
        aggregate initial offering price described in your registration statement.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. With your amendment, please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile
        Jason K. Brenkert, Esq.
        (303) 629-3450